Douglas T. Dietrich Senior Vice President – Finance Chief Financial Officer Minerals Technologies Inc. 622 Third Avenue, 38th Floor New York, NY 10017-6707 Tel: (212) 878-1870 Fax: (212) 878-1802

November 10, 2015

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Re:            Minerals Technologies Inc.
Form 10-K
Filed February 18, 2015
File No. 1-11430

Dear Mr. O'Brien:

On behalf of Minerals Technologies Inc. (the "Company"), I hereby transmit for filing this letter in response to the comments of the Staff of the Securities and Exchange Commission (the "Commission") dated October 26, 2015 regarding the Company's Form 10-K for the year ended December 31, 2014, File No. 1-11430.

For your convenience, I have set forth below in bold your numbered comments in their entirety followed by the responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 2. Properties page 19

1.	In future filings please clarify the segment associated with each facility listed in your table on page 21. See Item 102 of Regulation S-K.

In future filings, we will clarify the segment associated with each facility listed in the table setting forth our principal plants, mines and office and research facilities.

2.	For each of your facilities listed in the tables on pages 21 and 22 please disclose additional detail including the products produced and the principal function of the facility.

We believe that the tables on pages 21 and 22 already set forth such information as to the products produced by and principal function of each of the facilities listed as to reasonably inform investors as to their general character.  We respectfully submit that no additional disclosure is required with respect to such cases under Item 102 of Regulations S-K.

3.	Additionally, for each mine listed in the tables on pages 21 and 22 disclose the location of the processing facility.

For each of our bentonite mines listed in the tables on pages 21 and 22, the reserves are located immediately adjacent to, or within sixty miles of, the related processing plant.  For our other mines, the reserves are located nearby the related processing plant.  This is disclosed in "Item 1 Business – Raw Materials – Mineral Reserves and Mining Process", on page 11 of our 2014 Form 10-K.  We respectfully submit that no additional disclosure is required.

4.	Please tell us if you have considered disclosing the productive capacity and extent of utilization of the facilities listed in the tables on pages 21 and 22. See the Instructions to Item 102 of Regulation S-K.

The Company's plants each have the capability of producing various products.  The specific utilization rates of each plant can and will change regularly depending on industry conditions, customer requests, seasonal factors and other reasons.  The Company's manufacturing costs, on a per unit basis, have not experienced material variation as a result of differences in plant utilization rates.  Further, as discussed below, the Company does not believe that any individual facility is material to the Company.  Therefore, the Company does not believe that providing productive capacity and extent of utilization on a facility-by-facility basis is material to investors or provides reasonably informative information in accordance with the Instruction 1 to Item 102 of Regulation S-K.

5.	Please tell us if you consider any of your mines to be individually material and explain to us how you made this determination. Based on your response we may have additional comment.

Information about our mining activities is disclosed in "Item 1. Business – Raw Materials", on pages 10 - 11 of our 2014 Form 10-K.  The Company owns mines in the United States to support the Processed Minerals and Specialty PCC product lines within our Specialty Minerals segment.  We mine the Company's limestone reserves in Lucerne Valley, California, Canaan, Connecticut and Adams, Massachusetts, and talc reserves in Dillon, Montana.  The Company generally owns and surface mines these reserves and processes its products at nearby processing plants.  With the acquisition of AMCOL International Corporation in 2014, the Company now also mines bentonite to support our Performance Materials and Construction Technologies segments.  Bentonite is a type of montmorillonite clay found in beds ranging in thickness from two to 50 feet beneath overburden of up to 60 feet.  Rather than mining a significant amount of material from a few deposits over a long period of time, our bentonite business mines smaller amounts of material from a large number of deposits over a short period of time.  The Company has reserves of sodium and calcium bentonite at various locations in the U.S., including Wyoming, South Dakota, Montana and Alabama, as well as in Australia, China, and Turkey.  The majority of our bentonite mining activities occurs in the Western United States where we have over 2,000 mining claims or leases with private parties. The bentonite deposits underlying these claims and leases generally lie in parcels of land varying between 20 and 40 acres.  In the United States, we surface mine the bentonite and transport it in trucks and off-highway-haul wagons to our processing plants in Colony, Wyoming, Belle Fourche, South Dakota, Lovell, Wyoming, and Sandy Ridge, Alabama, each of which is generally located within a sixty (60) mile radius of the mines.  With the acquisition of AMCOL, we alsomine leonardite, a form of oxidized lignite, in North Dakota, and chromite, an iron chromium oxide, in South Africa, and transport them to nearby processing facilities.

We do not consider any of our mines to be individually material.  In each case, we have considered both quantitative and qualitative factors in making this determination.  We have reviewed the net sales, production margin, and asset valuation for each facility, including, with respect to each, the mine operations as well as the related processing facilities through the point of external sales.  No individual mine constituted more than 5% of the Company's total net sales, 5% of production margin, or 8% of the Company's total assets.  We have also considered the number, size and location of the reserve claims and leases for all of our mining locations as described above.  Further, we considered that the majority of products sold from each of our mining locations represent sales to third parties rather than raw materials for our other facilities, and where we supply our other facilities there are adequate supplies from alternative sources.  Based on the aforementioned quantitative and qualitative factors, we do not believe that any single mine is material to the financial condition or operations of the Company and we further believe that we have disclosed in Items 1 and 2 of our 2014 Form 10-K all material information about our mining operations.

6.	It appears you acquired a mine in Gascoyne, North Dakota as part of the AMCOL acquisition however the mine is not listed in the table on page 22. Please advise.

In future filings, we will list the mine and related plant located in Gascoyne, North Dakota in the table on page 22.

7.	We note your disclosure of total tons of reserves on page 23. Please tell us if these are proven or probable reserves and revise future filings to clarify.

The total tons of reserves disclosed on page 23 are the total amount of proven and probable reserves.  In accordance with Industry Guide 7, we have aggregated the proven and probable reserves as the difference in degree of assurance between the two classes cannot be readily defined.  We will revise future filings to clarify that the table represents proven and probable reserves.

8.	Additionally please tell us if your reserve numbers represent in-situ materials or saleable products and clarify in future filings. If in-situ materials, include conversion factors such that in-situ materials may be converted to saleable products.

The total tons of reserves disclosed on page 23 refer to in situ reserves.  In future filings, we will revise the table to clarify and add a conversion factor for each mine to enable the conversion of in-situ materials to saleable products.

9.	In future filings please include the estimated mine life for each of the mines listed in your reserve table.

In "Item 1 Business – Raw Materials – Mineral Reserves and Mining Process", on page 11 of our 2014 Form 10-K, we disclose the estimated years of reserves, at current usage levels, of commercially usable sodium and calcium bentonite, limestone and talc.  We also disclose in the table on page 23, for each of the quarries or mines we own or operate, our current estimate as to the amount of reserves such quarry or mine holds, based on the most recent mine plan, and its usage rate, and in future filings, as discussed above, we will include a conversion factor for each mine.  In future filings, we will also disclose in "Mineral Reserves and Mining Process" on page 11 the estimated years of reserves, at current usage levels, of leonardite and chromite.

10. We note that you have combined your unassigned reserves to your assigned reserves. Generally these two categories are not combined. Please tell us why you combine these categories, and, if necessary separate in future filings.

In the table on page 23, we have denoted which locations have unassigned reserves with a "***".  In future filings, for each location we will separate the assigned reserves and unassigned reserves to disclose clearly the amount of each type of reserves.

*       *       *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We thank you for the opportunity to respond to your comments. Please contact me at 212-878-1870 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Douglas T. Dietrich

Douglas T. Dietrich
Senior Vice President-Finance and Treasury and Chief Financial Officer